1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 11, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No     X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2007

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2007/06/13: The procurement for Network cables, etc. totaled NT$639,478,160.

2.	Announcement on 2007/06/14: The procurement for High-Definition multimedia STB and STB server totaled NT$563,000,000.

3.	Announcement on 2007/06/15: Important Resolutions of Annual General Meeting for the year 2007

4.	Announcement on 2007/06/15: Announcement of re-election of directors and supervisors

5.	Announcement on 2007/06/15: Chunghwa Telecom reelected independent directors.

6.	Announcement on 2007/06/15: The Company reelected Chairman and President.

7.	Announcement on 2007/06/15: Revise the number of shares held by the newly elected directors and supervisors

8.	Announcement on 2007/06/22: Clarification of Commercial Times’ report about NCC fined Chunghwa Telecom

9.	Announcement on 2007/07/10: The business deputy spokesperson of the Company be changed

10.	Announcement on 2007/07/10: Chunghwa Telecom announced its revenues of NT$15.9 billion for June 2007

11.	Announcement on 2007/07/10: June 2007 sales

EXHIBIT 1

The procurement for Network cables, etc. totaled NT$639,478,160.

Date of events: 2007/06/13

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

Network cables,etc

2.	Date of the occurrence of the event:

2006/06/14~2007/06/13

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing),unit price, total transaction price:

A batch of materials totaled NT$639,478,160.

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

TAI TUNG COMMUNICATION CO., LTD.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:

N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):

N/A

8.	Terms of delivery or payment (including payment period and monetary amount):

In accordance with the contracts

9.	The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10.	Name of the professional appraisal institution and its appraisal amount:

N/A

11.	Reason for any significant discrepancy with the transaction amount,and opinion of the certifying CPA:

None

12.	Is the appraisal report price a limited price or specific price?:

N/A

13.	Has an appraisal report not yet been obtained?:

N/A

14.	Reason an appraisal report has not yet been obtained:

N/A

15.	Broker and broker’s fee:

N/A

16.	Concrete purpose or use of the acquisition or disposition:

Telecom materials

17.	Do the directors have any objection to the present transaction?:

None

18.	Any other matters that need to be specified:

None

EXHIBIT 2

The procurement for High-Definition multimedia STB and STB server totaled NT$563,000,000.

Date of events: 2007/06/14

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

A batch of High-definition multimedia STB and STB server

2.	Date of the occurrence of the event:

2007/06/14

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing),unit price, total transaction price:

A batch of materials totaled NT$563,000,000.

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

HwaCom Systems Inc.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:

N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):

N/A

8.	Terms of delivery or payment (including payment period and monetary amount):

Delivery and inspection are in batches; payment on delivery

9.	The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10.	Name of the professional appraisal institution and its appraisal amount:

N/A

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:

None

12.	Is the appraisal report price a limited price or specific price?:

N/A

13.	Has an appraisal report not yet been obtained?:

N/A

14.	Reason an appraisal report has not yet been obtained:

N/A

15.	Broker and broker’s fee:

N/A

16.	Concrete purpose or use of the acquisition or disposition:

The STBs are for the high-definition multimedia services.

17.	Do the directors have any objection to the present transaction?:

None

18.	Any other matters that need to be specified:

None

EXHIBIT 3

Important Resolutions of Annual General Meeting for the year 2007

Date of events: 2007/06/15

Contents:

1.	Date of the shareholders’ meeting:

2007/06/15

2.	Important resolutions:

(1)	Recognizing the Company’s operation reports and financial statements for the year 2006.

(2)	Recognizing the Company’s net income distribution proposal for the year 2006. The dividend per share for common and preference shares is NT$3.58 in cash.

(3)	Approving the amendment to the Company’s Articles of Incorporation.

(4)	Approving the increase of the Company’s capital from capital surplus, the issuance of new shares and the payment of 10% stock dividend for common and preference shares.

(5)	Approving the proposal of conducting capital reduction.

(6)	Approving the amendment to the Company’s Procedures of Acquisitions or Disposition of Assets.

(7)	Approving the amendment to the Company’s Endorsement/Guarantee Procedures.

(8)	Approving the formulation of the Company’s Procedures for loaning of funds.

(9)	Approving the amendment to the Company’s Regulations of Election of Directors and Supervisors.

(10)	The election of the Company’s 5th term Directors and Supervisors:

New directors:

Representatives from the MOTC:Tan Ho Chen, Oliver F.L. Yu, Shyue-Ching Lu, Yu-Huei Jea, Chao-I Hsieh, Chiu-Kuei Huang, Lo-Ming Chung, Yu Cheng,

An-Jye Huang and Hsu-Chung Simon Chang. Independent directors:Zse-Hong Tsai, Jing-Twen Chen and Shu Yeh

Supervisors:

Yung-An Yen, representing Taiwan Post Co., Ltd.;

Judy Fu-Meei Ju and Yeong-Chwan Hwang, representing National Development Fund of Executive Yuan

3.	Endorsement of the annual financial statements (indicate “yes” or “no”):

Yes

4.	Any other matters that need to be specified:Term of the new appointment:

2007/06/15~2010/06/14

EXHIBIT 4

Announcement of re-election of directors and supervisors

Date of events: 2007/06/15

Contents:

1.	Date of occurrence of the change:

2007/06/15

2.	Name and resume of the replaced person:

Directors:

Representative from MOTC:Tan Ho Chen; Chairman & CEO of Chunghwa Telecom

Representative from MOTC:Shyue-Ching Lu; President of Chunghwa Telecom

Representative from MOTC:Oliver F.L. Yu; Administrative Deputy Minister of MOTC

Representative from MOTC:Yu-Huei Jea; Senior Counselor of MOTC

Representative from MOTC:Chao-I Hsieh; Senior Counselor of MOTC

Representative from MOTC:Chiu-Kuei Huang; Director of Labor Relations Dept.of Council of Labor Affairs, Executive Yuan

Representative from MOTC:Neng-Pai Lin; Professor of Graduate Institute of Health Care Organization Administration, National Taiwan University

Representative from MOTC:Chien-Cheng Lin; Professor of the Dept. of Materials Science and Engineering, National Chiao Tung University

Representative from MOTC:Lo-Ming Chung; Executive Vice President of China Steel Corporation

Representative from MOTC:Hsu-Chung Simon Chang; President of Chunghwa Telecom Workers Union

Supervisors:

Representative from MOTC:Ming-Daw Chang; Deputy Director General of Examination Bureau, Financial Supervisory Commission

Representative from MOTC:Judy Fu-Meei Ju; Director General of the Third Dept.of the Executive Yuan

Representative from MOTC:Yeong-Chwan Hwang; Director of Accounting Office and the Deputy Director of Accounting Management Center of the Directorate General of Budget, Accounting and Statistics of the Executive Yuan

3.	Name and resume of the replacement:

Directors:

Representative from MOTC:Tan Ho Chen; Chairman & CEO of Chunghwa Telecom

Representative from MOTC:Oliver F.L. Yu; Administrative Deputy Minister of MOTC

Representative from MOTC:Shyue-Ching Lu; President of Chunghwa Telecom

Representative from MOTC:Yu-Huei Jea; Senior Counselor of MOTC

Representative from MOTC:Chao-I Hsieh; Senior Counselor of MOTC

Representative from MOTC:Chiu-Kuei Huang; Director of Labor Relations Dept.of Council of Labor Affairs, Executive Yuan

Representative from MOTC:Lo-Ming Chung; Executive Vice President of China Steel Corporation

Representative from MOTC:Yu Cheng; Chairman of Radio Taiwan International

Representative from MOTC:An-Jye Huang; CEO of Accton Technology Corporation

Representative from MOTC:Hsu-Chung Simon Chang; President of Chunghwa Telecom Workers Union

Supervisors:

Representative from Taiwan Post:Yung-An Yen; Vice President of Taiwan Post Co., Ltd.

Representative from National Development Fund of the Executive Yuan:Judy Fu-Meei Ju; Director General of the Third Dept. of the Executive Yuan

Representative from National Development Fund of the Executive Yuan:Yeong-Chwan Hwang; Director of Accounting Office and the Deputy Director of Accounting Management Center of the Directorate General of Budget, Accounting and Statistics of the Executive Yuan

4.	Reason for the change:

Term expired

5.	Number of shares held by the new director or supervisor at the time of appointment:

Directors:

Representative from MOTC:Tan Ho Chen; 16,743,275,108 Shares

Representative from MOTC:Oliver F.L. Yu; 10,122,619,026 Shares

Representative from MOTC:Shyue-Ching Lu; 9,922,619,028 Shares

Representative from MOTC:Yu-Huei Jea; 9,722,619,030 Shares

Representative from MOTC:Chao-I Hsieh; 6,830,000,000 Shares

Representative from MOTC:Chiu-Kuei Huang; 6,630,000,000 Shares

Representative from MOTC:Lo-Ming Chung; 6,430,000,000 Shares

Representative from MOTC:Yu Cheng; 5,430,000,000 Shares

Representative from MOTC:An-Jye Huang; 5,230,000,000 Shares

Representative from MOTC:Hsu-Chung Simon Chang; 2,652,692,560 Shares

Supervisors:

Representative from Taiwan Post:Yung-An Yen; 7,321,678,591 Shares

Representative from National Development Fund of the Executive Yuan:Judy Fu-Meei Ju; 6,873,987,713 Shares

Representative from National Development Fund of the Executive Yuan:Yeong-Chwan Hwang; 6,743,235,048 Shares

6.	Original term (from to ):

from 2004/06/25 to 2007/06/24

7.	Effective date of the new appointment:

2007/06/15

8.	Rate of turnover of directors/supervisors of the same term:

N/A

9.	Any other matters that need to be specified:

Nil

EXHIBIT 5

Chunghwa Telecom reelected independent directors.

Date of events: 2007/06/15

Contents:

1.	Date of occurrence of the change:

2007/06/15

2.	Name and resume of the replaced director or supervisor:

Zse-Hong Tsai,Professor of Electrical Engineering at the National Taiwan University, Jing-Twen Chen,Professor at the Department of Finance of the National Central University in Taiwan,Joyce H.Y. Jen,The founder and a senior partner of Serenity Law Office.

3.	Name and resume of the replacement:

Zse-Hong Tsai,Professor of Electrical Engineering at the National Taiwan University, Jing-Twen Chen,Professor at the Department of Finance of the National Central University in Taiwan, Shu Yeh,Associate Professor at the Department of Accounting at the National Taiwan University

4.	Reason for the change:

Term expired

5.	Original term of office (from to ):

2004/06/25~2007/06/24

6.	Effective date of the new appointment:

2007/06/15

7.	Rate of turnover of directors/supervisors of the same term:

NA

8.	Rate of turnover of independent directors of the same term:

NA

9.	Any other matters that need to be specified:

Nil

EXHIBIT 6

The Company reelected Chairman and President.

Date of events: 2007/06/15

Contents:

1.	Date of the board of directors resolution:

2007/06/15

2.	Name and resume of the replaced chairman or president:

Tan Ho Chen, the Chairman of Chunghwa Telecom;Shyue-Ching Lu, the President of Chunghwa Telecom

3.	Name and resume of the new chairman or president:

Tan Ho Chen, the Chairman of Chunghwa Telecom; Shyue-Ching Lu, the President of Chunghwa Telecom

4.	Reason for the change:

Term expired.

5.	Effective date of the new appointment:

2007/06/15

6.	Any other matters that need to be specified:

Nil

EXHIBIT 7

Revise the number of shares held by the newly elected directors and supervisors

Date of events: 2007/06/15

Contents:

1.	Date of occurrence of the event:

2007/06/15

2.	Company name:

Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter “head office” or “affiliate company”):

head office

4.	Reciprocal shareholding ratios:

NA

5.	Cause of occurrence:

The early announced numbers of shares held by the newly elected directors and supervisors were incorrect.

6.	Countermeasures:

The revised numbers of shares held by the newly elected directors and supervisors are:

Director:

MOTC:3,423,082,445 shares.

Supervisors:

Taiwan Post:34,907,120 shares.

National Development Fund of the Executive Yuan:15,300,000 shares.

7.	Any other matters that need to be specified:

none.

EXHIBIT 8

Clarification of Commercial Times’ report about NCC fined Chunghwa Telecom

Date of events: 2007/06/22

Contents:

1.	Name of the reporting media:

Commercial Times

2.	Date of the report:

2007/06/22

3.	Content of the report:

NCC fined Chunghwa Telecom NT$1.5 million

4.	Summary of the information provided by investors:

None

5.	Company’s explanation of the reportage or provided information:

The ex-telecom regulator, Directorate General of Telecommunications announced an amendment of the Regulations Governing Fixed Network Telecommunications Businesses on Sep. 20, 2005 to require that while having an addition or alteration of its communication network, Operators shall file to the DGT for approval in advance. Chunghwa Telecom filed to the DGT for the addition or alteration of its communication network accordingly, and a construction plan for its on-going construction which had been procured was submitted right away. The company will consider to provide statement to NCC upon receiving the decision.

6.	Countermeasures:

None

7.	Any other matters that need to be specified:

None

EXHIBIT 9

The business deputy spokesperson of the Company be changed

Date of events: 2007/07/10

Contents:

1.	Change person (please enter: “spokesperson” ,“acting spokesperson”,“financial officer”,“accounting officer”,“research and development officer”, “internal officer”):

Business Deputy Spokesperson

2.	Date of occurrence of the change:

2007/07/10

3.	Name, title, and resume of the replaced person:

Pan-Ho Liu, Senior Managing Director of Marketing Department

4.	Name, title, and resume of the replacement:

Kuei-Fang Yang, Senior Managing Director of Marketing Department

5.	Reason for the change:

Former Senior Managing Director of Marketing Department,Mr. Pan-Ho Liu, transferred to the Data Communication Business Group to assume the position of Vice President

6.	Effective date:

2007/07/10

7.	Contact telephone number of the replacement:

02-23445392

8.	Any other matters that need to be specified:

None

EXHIBIT 10

Chunghwa Telecom announced its revenues of NT$15.9 billion for June 2007

Date of events: 2007/07/10

Contents:

1.	Date of occurrence of the event:

2007/07/10

2.	Company name:

Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter “head office” or “affiliate company”):

Head office

4.	Reciprocal shareholding ratios:

N/A

5.	Cause of occurrence:

Chunghwa Telecom’s revenue for June 2007 was NT$15.9 billion. The unaudited accumulated income from operations for January to June was NT$31.6 billion, net income was NT$24.6 billion and EPS was NT$2.54.

6.	Countermeasures:

None

7.	Any other matters that need to be specified:

None

EXHIBIT 11

Chunghwa Telecom

July 10, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2007

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
June	Invoice amount	17,833,568	18,701,535	-867,967	-4.64%
Jan -June	Invoice amount	105,327,217	104,629,302	697,915	0.67%
June	Net sales	15,872,461	15,474,805	397,656	2.57%
Jan -June	Net sales	92,325,837	90,594,341	1,731,496	1.91%

b	Trading purpose : None